

Mail Stop 3030

December 30, 2008

<u>Via U.S. Mail and Facsimile to (408) 721-6630</u>

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052-8090

> **Re: National Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended May 25, 2008**
> **Filed July 23, 2008**
> **File No. 001-06453**

Dear Mr. Chew:

We have reviewed your response dated December 8, 2008, and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended May 25, 2008

Note 15. Segment and Geographic Information, page 83

1. Please refer to prior comments 1 and 3. Your response states that "the Corporate Group, which does not meet the definition of an operating segment contained in paragraph 10 of SFAS 131, is also combined within the "All Others" category." Please tell us how you considered paragraph 21 of SFAS 131 which states that the other category should be separate from other reconciling items.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant